UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-34958

EASON TECHNOLOGY LIMITED

Room 612, 6/F, KaiYue Comm Building, No. 2C,

Argyle Street, Mongkok Kowloon, Hong Kong,

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒     Form 40-F ☐

Entry into a Material Agreement

On May 26, 2026, Eason Technology Limited (the “Company”) entered into a securities purchase agreement (the “SPA”) with certain non-U.S. Persons, as defined in the Regulation S of the Securities Act of 1933, as amended (the “Investors”). Pursuant to the SPA, the Company agreed to sell up to an aggregate of 2,000,000 units (the “Unit”), each Unit consisting of 60,000 restricted class A ordinary shares, par value $0.0000005 per share (the “Ordinary Share”) and one warrant to purchase 60,000 Ordinary Shares, at the price of $1.00 per Unit to the Investors, for gross proceeds of $2,000,000 (the “Offering”). The Company currently intends to use the net proceeds from this Offering for working capital and general corporate purposes.

Each Warrant is exercisable immediately upon issuance and entitles the holders thereof to purchase 60,000 Ordinary Shares at an initial exercise price of $1.00 per 60,000 Ordinary Shares, subject to adjustment as provided therein. The Warrants will expire on the third anniversary of the issuance date. The Warrants may also be exercised cashlessly if at any time after the three-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire three years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions, and full ratchet anti-dilution protection with respect to the issuance of ordinary shares or ordinary share equivalents for consideration per share less than the initial exercise price of the Warrants. The Warrants contain a mandatory exercise right for the Company to force exercise of the Warrants if the Company’s American Depositary Shares (the “ADSs”), each representing 60,000 Ordinary Shares, equals or exceeds $5.00 per ADS, for 20 consecutive trading days, provided, among other things, that the shares issuable upon exercise of the Warrants are registered or may be sold pursuant to Rule 144 and the daily trading volume exceeds 300,000 Shares per trading day on each trading day in a period of 20 consecutive trading days prior to the applicable date.

The parties to the SPA have each made customary representations, warranties and covenants, including, among other things, (a) the Investors are “non-U.S. Persons” as defined in Regulation S and are acquiring the Shares for the purpose of investment, (b) the absence of any undisclosed material adverse effect, and (c) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA.

The SPA is subject to various conditions to closing, including, among other things, (a) NYSE approval of the supplemental listing application for the Units and (b) accuracy of the parties’ representations and warranties.

The forms of the SPA and the Warrant are filed as Exhibit 99.1 and 99.2, and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA and the Warrant and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

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Exhibit Index

Exhibit No.	Description
99.1	Form of the Securities Purchase Agreement
99.2	Form of the Warrant

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eason Technology Limited

Date: May 26, 2026	By:	/s/ Longwen (Stanley) He
	Name:	Longwen (Stanley) He
	Title:	Chief Executive Officer

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